UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024 (Report No. 2)
Commission File Number: 001-40649
REE AUTOMOTIVE LTD.
(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam
4690500, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer consists of: (i) REE Automotive Ltd.’s (the “Company”) press release, issued on September 26, 2024 and titled “REE Automotive Provides Corporate and Business Updates and Reports Second Quarter 2024 Financial Results,” a copy of which is furnished as Exhibit 99.1; (ii) the Interim Consolidated Financial Statements (unaudited) as of and for the six months ended June 30, 2024, attached as Exhibit 99.2 hereto, and (iii) the Company’s operating and financial review (unaudited) as of and for the three and six months ended June 30, 2024, attached as Exhibit 99.3 hereto.

The first paragraph, the sections titled “Recent Highlights,” and “Forward-Looking Statements,” and the U.S. GAAP financial statements in the press release attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130, File No. 333-272145 and File No. 333-278319) and registration statements on Form F-3 (File Nos. 333-266902 and 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of REE Automotive Ltd., dated September 26, 2024.
99.2	Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2024.
99.3	Operating and Financial Review as of and for the Three and Six Months Ended June 30, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel
Date: September 26, 2024
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